                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )(1)

                       Stewart & Stevenson Services, Inc.
                       -----------------------------------
                                (Name of Issuer)

                                  Common Stock
                          -----------------------------
                         (Title of Class of Securities)

                                    860342104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 24, 2006
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /_/.

          NOTE.  Schedules filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 51 Pages)

--------
(1)      The  remainder  of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 2 of 51 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   317,977
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               317,977
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     317,977
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 3 of 51 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     PARCHE, LLC                  20-0870632
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   175,186
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               175,186
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     175,186
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 4 of 51 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     RCG AMBROSE MASTER FUND, LTD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   65,371
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               65,371
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     65,371
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 5 of 51 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     RCG HALIFAX FUND, LTD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   70,399
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               70,399
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     70,399
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 6 of 51 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     RAMIUS MASTER FUND, LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   256,456
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               256,456
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     256,456
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 7 of 51 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     ADMIRAL ADVISORS, LLC             37-1484525
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   493,163
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               493,163
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     493,163
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 8 of 51 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     RAMIUS ADVISORS, LLC          13-3954331
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   256,456
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               256,456
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     256,456
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 9 of 51 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     RAMIUS CAPITAL GROUP, LLC          13-3937658
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   885,389
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               885,389
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     885,389
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 10 of 51 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     C4S & CO., LLC           13-3946794
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   885,389
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               885,389
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     885,389
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 11 of 51 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     PETER A. COHEN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   - 0 -
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               885,389
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               885,389
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     885,389
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 12 of 51 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     MORGAN B. STARK
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   - 0 -
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               885,389
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               885,389
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     885,389
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 13 of 51 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     JEFFREY M. SOLOMON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   - 0 -
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               885,389
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               885,389
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     885,389
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 14 of 51 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     THOMAS W. STRAUSS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   - 0 -
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               885,389
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               885,389
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     885,389
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 15 of 51 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     BARINGTON COMPANIES EQUITY PARTNERS, L.P.      13-4088890
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   348,448
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH

               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                              348,448
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     348,448
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 16 of 51 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     BARINGTON COMPANIES INVESTORS, LLC            13-4126527
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   348,448
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH

               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                              348,448
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     348,448
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 17 of 51 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     BARINGTON COMPANIES OFFSHORE FUND, LTD. (BVI)
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   207,936
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH

               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                              207,936
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     207,936
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 18 of 51 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     BARINGTON INVESTMENTS, L.P.          20-2871525
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   212,238
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH

               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                              212,238
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     212,238
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 19 of 51 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     BARINGTON COMPANIES ADVISORS, LLC           20-0327470
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   420,174
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH

               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                              420,174
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     420,174
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 20 of 51 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     BARINGTON CAPITAL GROUP, L.P.              13-3635132
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     New York
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   768,622
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH

               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                              768,622
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     768,622
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 21 of 51 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     LNA CAPITAL CORP.               13-3635168
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   768,622
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH

               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                              768,622
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     768,622
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 22 of 51 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     JAMES MITAROTONDA
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   768,622
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH

               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                              768,622
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     768,622
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 23 of 51 Pages
----------------------                                    ----------------------

         The following constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.           SECURITY AND ISSUER.

                  This statement relates to shares of the Common Stock, without par value (the "Shares"), of Stewart & Stevenson Services, Inc. (the "Issuer").
The address of the principal executive offices of the Issuer is 2707 North Loop
West, Houston, Texas 77008.

Item 2.           IDENTITY AND BACKGROUND.

          (a) This statement is filed by:

          (i)       Starboard Value and  Opportunity  Master Fund Ltd., a Cayman
                    Islands exempted company ("Starboard"),  with respect to the
                    Shares directly and beneficially owned by it;

          (ii)      Parche,   LLC,  a   Delaware   limited   liability   company
                    ("Parche"),   with  respect  to  the  Shares   directly  and
                    beneficially owned by it;

          (iii)     RCG Ambrose  Master Fund,  Ltd., a Cayman  Islands  exempted company ("RCG Ambrose"), with respect to the Shares directly and beneficially owned by it;

          (iv)      RCG Halifax Fund,  Ltd., a Cayman Islands  exempted  company
                    ("RCG  Halifax"),  with  respect to the Shares  directly and beneficially owned by it;

          (v)       Ramius Master Fund,  Ltd., a Cayman Islands exempted company
                    ("Ramius  Master"),  with respect to the Shares directly and beneficially owned by it;

          (vi)      Admiral Advisors,  LLC, a Delaware limited liability company
                    ("Admiral  Advisors"),  who serves as the investment manager of Starboard and the managing member of Parche;

          (vii)     Ramius Advisors,  LLC, a Delaware limited  liability company
                    ("Ramius Advisors"), who serves as the investment manager of
                    Ramius Master;

          (viii)    Ramius Capital Group,  L.L.C., a Delaware limited  liability company  ("Ramius  Capital"),  who serves as the  investment manager  of RCG  Ambrose  and RCG  Halifax  and as the  sole member of Admiral Advisors and Ramius Advisors;

          (ix)      C4S & Co.,  L.L.C.,  a Delaware  limited  liability  company
                    ("C4S"), who serves as managing member of Ramius Capital;

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 24 of 51 Pages
----------------------                                    ----------------------

          (x)       Peter A.  Cohen  ("Mr.  Cohen"),  who  serves  as one of the managing members of C4S;

          (xi)      Morgan B.  Stark  ("Mr.  Stark"),  who  serves as one of the managing members of C4S;

          (xii)     Thomas W. Strauss ("Mr. Strauss"),  who serves as one of the managing  members  of C4S.  Mr.  Strauss  is a member of the
                    Board of Directors of Armor Holdings,  Inc.  ("Armor").  Mr.
                    Strauss  has  joined  this  Schedule  13D as a result of his position  with  Ramius  Capital and its  affiliates  but has recused  himself from any  involvement in this investment by the Reporting Persons.  Mr. Strauss has also recused himself in his capacity as a director of Armor from any  involvement in Armor's proposed acquisition of the Issuer;

          (xiii)    Jeffrey M. Solomon ("Mr. Solomon"), who serves as one of the managing members of C4S;

          (xiv)     Barington  Companies  Equity  Partners,   L.P.,  a  Delaware
                    limited partnership  ("Barington  Companies  Equity"),  with respect to the Shares directly and beneficially owned by it;

          (xv)      Barington  Companies  Investors,  LLC,  a  Delaware  limited liability company  ("Barington  Companies  Investors"),  the general partner of Barington Companies Equity;

          (xvi)     Barington  Companies  Offshore Fund,  Ltd.  (BVI), a limited company  organized  under  the  laws of the  British  Virgin
                    Islands ("Barington  Companies  Offshore"),  with respect to the Shares directly and beneficially owned by it;

          (xvii)    Barington Investments,  L.P., a Delaware limited partnership
                    ("Barington  Investments"),   with  respect  to  the  Shares
                    directly and beneficially owned by it;

          (xviii)   Barington  Companies  Advisors,   LLC,  a  Delaware  limited
                    liability  company  ("Barington  Companies  Advisors"),  who serves as the  investment  advisor  to  Barington  Companies
                    Offshore and the general partner of Barington Investments;

          (xix)     Barington   Capital   Group,   L.P.,   a  New  York  limited
                    partnership  ("Barington  Capital"),  the majority member of
                    Barington  Companies  Investors  and the Managing  Member of
                    Barington Companies Advisors;

          (xx)      LNA  Capital  Corp.,  a Delaware  corporation  ("LNA"),  the general partner of Barington Capital;

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 25 of 51 Pages
----------------------                                    ----------------------

          (xxi)     James Mitarotonda ("Mr. Mitarotonda"),  the sole stockholder and director of LNA;

                  Each of the  foregoing is referred to as a "Reporting  Person"
and collectively as the "Reporting Persons." As of March 31, 2006, the Reporting
Persons  were the  beneficial  owners of, in the  aggregate,  1,654,011  Shares, representing approximately 5.6% of the Shares presently outstanding. Each of the
Reporting  Persons is party to that certain Joint Filing  Agreement,  as further described in Item 6.  Accordingly,  the  Reporting  Persons are hereby  filing a joint Schedule 13D.

                  Information  with respect to each of the Reporting  Persons is given  solely by such  Reporting  Person  and no  Reporting  Person  shall  have responsibility  for the  accuracy or  completeness  of  information  supplied by another Reporting Person.

                  (b) The  address  of the  principal  office of each of Parche,
Admiral Advisors,  Ramius Advisors,  Ramius Capital,  C4S, Mr. Cohen, Mr. Stark,
Mr. Strauss and Mr. Solomon is 666 Third Avenue,  26th Floor, New York, New York
10017.

                  The address of the principal office of each of Starboard,  RCG
Ambrose,  RCG  Halifax  and  Ramius  Master is c/o Citco Fund  Services  (Cayman
Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands,
British West  Indies.  The officers  and  directors  of each of  Starboard,  RCG
Ambrose,  RCG  Halifax and Ramius  Master and their  principal  occupations  and business  addresses are set forth on Schedule B and incorporated by reference in this Item 2.

                  The address of the principal  business and principal office of each of Barington  Companies Equity,  Barington Companies  Investors,  Barington
Investments,  Barington  Companies  Advisors,  Barington  Capital and LNA is 888
Seventh Avenue,  17th Floor,  New York, New York 10019.  The business address of
Mr. Mitarotonda is c/o Barington Capital Group,  L.P., 888 Seventh Avenue,  17th
Floor,  New York,  New York  10019.  The  officers  of LNA and  their  principal occupations and business  addresses are set forth on Schedule B and incorporated by reference in this Item 2.

                  The address of the principal  business and principal office of
Barington  Companies  Offshore is c/o Bison Financial Services LTD, Bison Court,
Road Town,  Tortola,  British  Virgin  Islands.  The officers  and  directors of
Barington  Companies  Offshore  and their  principal  occupations  and  business addresses are set forth on Schedule B and incorporated by reference in this Item
2.

                  (c) The principal  business of each of Starboard,  Parche, RCG
Ambrose,  RCG Halifax and Ramius Master is serving as a private investment fund.
Each of  Starboard  and Parche has been formed for the purpose of making  equity investments  and,  on  occasion,  taking an  active  role in the  management  of portfolio  companies  in order  to  enhance  shareholder  value.  The  principal business of Admiral  Advisors is acting as  investment  manager of Starboard and managing member of Parche.  The principal  business of Ramius Advisors is acting

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 26 of 51 Pages
----------------------                                    ----------------------

as an investment  advisor of Ramius  Master.  Ramius Capital is engaged in money management and investment  advisory  services for third parties and  proprietary accounts.  C4S serves as  managing  member of Ramius  Capital.  Mr.  Cohen,  Mr.
Strauss, Mr. Stark and Mr. Solomon serve as co-managing members of C4S.

                  The principal business of each of Barington  Companies Equity,
Barington  Companies  Offshore,  Barington  Investments and Barington Capital is
acquiring,  holding and  disposing  of  investments  in various  companies.  The principal business of Barington  Companies Advisors is serving as the investment advisor of Barington  Companies  Offshore  and the general  partner of Barington
Investments.  The princial business of Barington  Companies Investors is serving as the general partner of Barington  Companies Equity. The principal business of
LNA is serving as the general partner of Barington Capital.

                  The principal  occupation of Mr. Mitarotonda is serving as the
Chairman and Chief Executive Officer of Barington Capital.

                  (d) No Reporting Person has, during the last five years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years,  been party to a civil  proceeding of a judicial or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Messrs. Cohen, Stark, Strauss, Solomon and Mitarotonda are
citizens of the United States of America.

                  Each  other  person  identified  in Item 2 is a citizen of the
United  States,  other than  Graham  Cook,  a director  of  Barington  Companies
Offshore,  who is a citizen of the  United  Kingdom,  and  Jonathan  Clipper,  a director of Barington  Companies  Offshore,  who is a citizen of Bermuda and the
United Kingdom.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The Shares purchased by Starboard,  Parche,  RCG Ambrose,  RCG
Halifax, Ramius Master, Barington Companies Equity, Barington Companies Offshore
and  Barington  Investments  were  purchased  with the  working  capital of such entities  (which may, at any given time,  include margin loans made by brokerage firms in the ordinary  course of business) in open market  purchases,  except as otherwise  noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase cost of the 885,389 Shares  beneficially owned in the aggregate by Starboard,  Parche, RCG Ambrose,  RCG Halifax and Ramius Master
is approximately $25,614,885.05,  including brokerage commissions. The aggregate purchase  cost of the 768,622  Shares  beneficially  owned in the  aggregate  by
Barington   Companies  Equity,   Barington   Companies  Offshore  and  Barington
Investments is approximately $12,067,084.59, including brokerage commissions.

                  Certain  Shares  reported in the  Statement as owned by Parche were acquired in private  transactions with various transferors for which Ramius
Capital or an affiliate serves as the investment manager, the managing member or the managing member of the investment manager. Ramius Capital is the sole member of Admiral  Advisors,  which is the managing  member of Parche.  Parche acquired from such  transferors an aggregate of 124,872 Shares on March 31, 2006 at a per
Share price of $34.8579,  equal to the last reported sales price on the New York

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 27 of 51 Pages
----------------------                                    ----------------------

Stock Exchange on the date the  transaction  was  completed,  or an aggregate of
$4,352,775.69.  The total of 124,872 Shares transferred to Parche were initially acquired  by  the  transferors  for an  aggregate  of  $4,347,367.20  (excluding commissions and other execution related costs). Such transferors had, within the
60  days  prior  to  the  filing  of  the  Statement,   effected  the  following
transactions in the Shares: 3/08/06 purchased 15,400 Shares at a price per Share of $34.4000;  3/21/06  purchased 15,400 Shares at a price per Share of $34.7898;
3/23/06  purchased  2,200  Shares  at a price  per  Share of  $34.6900;  3/24/06 purchased  64,900  Shares at a price per Share of  $34.8734;  3/24/06  purchased
22,000 Shares at a price per Share of $34.8500;  3/24/06  purchased 1,100 Shares at a price per Share of $34.8000;  3/29/06 purchased 3,872 Shares at a price per
Share of  $35.4500;  and  3/31/06  sold  124,872  Shares at a price per Share of
$34.8579.  All  purchases  of Shares  referenced  above  were  funded by working capital,  which may, at any given time,  include  margin loans made by brokerage firms in the ordinary course of business.  The Reporting  Persons do not believe that the  information  contained in this paragraph is called for by the Items of
Schedule 13D and are disclosing it for supplemental informational purposes only.

Item 4.            PURPOSE OF TRANSACTION.

                   The  Reporting  Persons  purchased  the  Shares  based on the
Reporting Persons' belief that the Shares, when purchased, were undervalued. The
Reporting  Persons consider their equity position to be for investment  purposes only. Depending upon overall market conditions,  other investment  opportunities available to the Reporting  Persons,  and the  availability  of Shares at prices that would make the  purchase of  additional  Shares  desirable,  the  Reporting
Persons may, in their respective discretion, endeavor to increase their position in the Issuer  through,  among other things,  the purchase of Shares on the open market or in private transactions or otherwise,  on such terms and at such times as the Reporting Persons may deem advisable.  The Reporting Persons may also, in their respective  discretion,  endeavor to decrease their position in the Issuer through, among other things, the sale of Shares on the open market or in private transactions  or  otherwise,  on such terms and at such  times as the  Reporting
Persons may deem advisable.

                  On  February  27, 2006,  the  Issuer  issued  a press  release announcing that it had entered into an Agreement and Plan of Merger (the "Merger
Agreement") with Armor Holdings,  Inc., a Delaware  corporation  ("Armor"),  and
Santana   Acquisition  Corp.,  a  Texas  corporation  and  direct  wholly  owned subsidiary of Armor  ("Santana").  The Reporting Persons  appreciate the efforts undertaken by the Board of Directors to seek to maximize  shareholder value. The
Reporting Persons will review  information it deems  appropriate  concerning the merger  transaction,  including the proxy statement to be mailed to stockholders by  the  Issuer  relating  to  the  merger  and  any  other  publicly  available information.

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 28 of 51 Pages
----------------------                                    ----------------------

                  As the Issuer has decided to sell itself,  the primary concern of the Issuer's  Board of Directors  should be to get the highest and best price for its stockholders. The Reporting Persons trust that the Board of Directors of the Issuer,  in accordance with its fiduciary duties to stockholders,  will take all actions  permitted  under the Merger  Agreement to facilitate  any potential superior  proposals.  Among other things,  the Reporting Persons expect that the
Board of Directors would waive or modify any standstill  provision  contained in confidentiality agreements with third parties who were part of the sales process to permit such parties to make a superior proposal, as permitted by Section 6.06 of the Merger Agreement.  The Reporting Persons believe that any such standstill limitations  should not be used as an excuse to frustrate any potential superior proposal  or to  inhibit  any third  parties  who were part of the sale  process conducted by the Issuer from submitting superior proposals.

                  No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule  13D except as set forth in this  Schedule 13D or such as would  occur upon  completion  of any of the  actions  discussed  above.  The
Reporting  Persons  intend  to  review  their  investment  in  the  Issuer  on a continuing basis and may seek to engage in discussions  with other  stockholders concerning  the  merger  transaction  and/or  with  management  and the Board of
Directors of the Issuer  concerning the business,  operations or future plans of the Issuer.  Depending on various factors  including,  without  limitation,  the
Issuer's financial position, status of the merger transaction,  the price levels of the Shares,  conditions in the  securities  markets and general  economic and industry  conditions,  the Reporting Persons may in the future take such actions with  respect  to  their  investment  in the  Issuer  as they  deem  appropriate including,  without  limitation,  electing to exercise their  appraisal  rights, purchasing additional Shares,  selling some or all of their Shares,  engaging in short  selling  of or any  hedging or similar  transaction  with  respect to the
Shares,  taking  any other  action  with  respect  to the  Company or any of its securities  in any manner  permitted  by law or changing  their  intention  with respect to any and all matters referred to in Item 4.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  The  aggregate  percentage  of Shares  reported  owned by each person named herein is based upon 29,367,498  Shares  outstanding,  which is the total number of Shares outstanding as reported in the Issuer's Preliminary Proxy
Statement on Form PREM 14A filed with the Securities and Exchange  Commission on
March 20, 2006.

     A.           Starboard

               (a) As of March 31, 2006, Starboard beneficially owned 317,977
Shares.

                   Percentage: Approximately 1.1%

               (b) 1. Sole power to vote or direct vote: 317,977
                   2. Shared power to vote or direct vote: 0
                   3. Sole power to dispose or direct the disposition: 317,977
                   4. Shared power to dispose or direct the disposition: 0

               (c) The number of Shares acquired by Starboard within the past 60 days is set forth in Schedule A and is incorporated by reference.

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 29 of 51 Pages
----------------------                                    ----------------------

    B.            Parche

               (a) As of March 31, 2006, Parche beneficially owned 175,186
Shares.

                   Percentage: 0.6%

               (b) 1. Sole power to vote or direct vote: 175,186
                   2. Shared power to vote or direct vote: 0
                   3. Sole power to dispose or direct the disposition: 175,186
                   4. Shared power to dispose or direct the disposition: 0

               (c) The number of Shares  acquired  by Parche  within the past 60 days is set forth in Schedule A and is incorporated by reference.

     C.           RCG Ambrose

               (a) As of March 31, 2006, RCG Ambrose beneficially owned 65,371
Shares.

                   Percentage: 0.2%

               (b) 1. Sole power to vote or direct vote: 65,371
                   2. Shared power to vote or direct vote: 0
                   3. Sole power to dispose or direct the disposition: 65,371
                   4. Shared power to dispose or direct the disposition: 0

               (c) The number of Shares  acquired  by RCG Ambrose in the past 60 days is set forth in Schedule A and is incorporated by reference.

      D. RCG Halifax

               (a) As of March 31, 2006, RCG Halifax beneficially owned 70,399
Shares.

                   Percentage: 0.2%

               (b) 1. Sole power to vote or direct vote: 70,399
                   2. Shared power to vote or direct vote: 0
                   3. Sole power to dispose or direct the disposition: 70,399
                   4. Shared power to dispose or direct the disposition: 0

               (c) The number of Shares  acquired  by RCG Halifax in the past 60 days is set forth in Schedule A and is incorporated by reference.

         E.       Ramius Master

               (a) As of March 31, 2006, Ramius Master beneficially owned
256,456 Shares.

                   Percentage: 0.9%

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 30 of 51 Pages
----------------------                                    ----------------------

               (b) 1. Sole power to vote or direct vote: 256,456
                   2. Shared power to vote or direct vote: 0
                   3. Sole power to dispose or direct the disposition: 256,456
                   4. Shared power to dispose or direct the disposition: 0

               (c) The number of Shares acquired by Ramius Master in the past 60 days is set forth in Schedule A and is incorporated by reference.

         F.       Admiral Advisors

               (a) As of March 31, 2006, as the investment manager of Starboard and the managing member of Parche, Admiral Advisors may be deemed the beneficial owner of (i) 317,977 Shares owned by Starboard and (ii) 175,186 Shares owned by
Parche.

               Percentage: Approximately 1.7%

               (b) 1. Sole power to vote or direct vote: 493,163
                   2. Shared power to vote or direct vote: 0
                   3. Sole power to dispose or direct the disposition: 493,163
                   4. Shared power to dispose or direct the disposition: 0

               (c) Admiral  Advisors did not enter into any  transactions in the
Shares in the past 60 days. The  transactions  in the Shares in the past 60 days on behalf of Starboard and Parche, which, except as otherwise noted, were all in the open market, are set forth in Schedule A, and are incorporated by reference.

         G.       Ramius Advisors

               (a) As of March 31, 2006, as the investment advisor of Ramius
Master, Ramius Advisors may be deemed the beneficial owner of 256,456 Shares owned by Ramius Master.

                   Percentage: 0.9%

               (b) 1. Sole power to vote or direct vote: 256,456
                   2. Shared power to vote or direct vote: 0
                   3. Sole power to dispose or direct the disposition: 256,456
                   4. Shared power to dispose or direct the disposition: 0

               (c) Ramius  Advisors did not enter into any  transactions  in the
Shares in the past 60 days. The  transactions  in the Shares in the past 60 days on behalf of Ramius Master,  which were all in the open market, are set forth in
Schedule A, and are incorporated by reference.

         H.       Ramius Capital

               (a) As of March 31, 2006, as the sole member of Admiral  Advisors and  Ramius  Advisors  (the  investment  manager  of Ramius  Master)  and as the investment manager of RCG Halifax and RCG Ambrose,  Ramius Capital may be deemed

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 31 of 51 Pages
----------------------                                    ----------------------

the  beneficial  owner of (i) 317,977  Shares owned by  Starboard,  (ii) 175,186
Shares owned by Parche,  (iii) 65,371  Shares owned by RCG Ambrose,  (iv) 70,399
Shares owned by RCG Halifax and (v) 256,456 Shares owned by Ramius Master.

                   Percentage: Approximately 3.0%

               (b) 1. Sole power to vote or direct vote: 885,389
                   2. Shared power to vote or direct vote: 0
                   3. Sole power to dispose or direct the disposition: 885,389
                   4. Shared power to dispose or direct the disposition: 0

               (c) Ramius  Capital  did not enter into any  transactions  in the
Shares in the past 60 days. The  transactions  in the Shares in the past 60 days on behalf of Starboard,  Parche, RCG Ambrose,  RCG Halifax and Ramius Master are
set forth in Schedule A, and are incorporated herein by reference.

         I.       C4S

               (a) As of March  31,  2006,  as the  managing  member  of  Ramius
Capital,  C4S may be deemed the beneficial  owner of (i) 317,977 Shares owned by
Starboard, (ii) 175,186 Shares owned by Parche, (iii) 65,371 Shares owned by RCG
Ambrose, (iv) 70,399 Shares owned by RCG Halifax and (v) 256,456 Shares owned by
Ramius Master.

                   Percentage: Approximately 3.0%

               (b) 1. Sole power to vote or direct vote: 885,389
                   2. Shared power to vote or direct vote: 0
                   3. Sole power to dispose or direct the disposition: 885,389
                   4. Shared power to dispose or direct the disposition: 0

               (c) C4S did not enter into any  transactions in the Shares in the past 60 days.  The  transactions  in the Shares in the past 60 days on behalf of
Starboard,  Parche, RCG Ambrose,  RCG Halifax and Ramius Master are set forth in
Schedule A and are incorporated by reference.

         J.        Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

               (a) As of March 31, 2006, as the managing members of C4S, each of
Mr. Cohen,  Mr. Stark,  Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 317,977  Shares owned by  Starboard,  (ii) 175,186  Shares owned by
Parche,  (iii) 65,371  Shares owned by RCG Ambrose,  (iv) 70,399 Shares owned by
RCG Halifax  and (v)  256,456  Shares  owned by Ramius  Master.  Each of Messrs.
Cohen,  Stark,  Solomon  and Strauss  share  voting and  dispositive  power with respect to the Shares owned by Starboard,  Parche, RCG Ambrose,  RCG Halifax and
Ramius  Master by virtue of their  shared  authority to vote and dispose of such
Shares.  Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such Shares.

                   Percentage: Approximately 3.0%

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 32 of 51 Pages
----------------------                                    ----------------------

               (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: 885,389
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the disposition: 885,389

               (c) None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon have entered  into  any  transactions  in  the  Shares  in  the  past  60  days.  The transactions  in the  Common  Stock in the past 60 days on behalf of  Starboard,
Parche,  RCG Ambrose,  RCG Halifax and Ramius Master are set forth in Schedule A and are incorporated by reference.

         K.        Barington Companies Equity

               (a) As of March 31, 2006, Barington Companies Equity beneficially owned 348,448 Shares.

                   Percentage: Approximately 1.2%

               (b) 1. Sole power to vote or direct vote: 348,448
                   2. Shared power to vote or direct vote: 0
                   3. Sole power to dispose or direct the disposition: 348,448
                   4. Shared power to dispose or direct the disposition: 0

               (c) The number of Shares acquired by Barington  Companies  Equity in the past 60 days is set forth in Schedule A and is incorporated by reference.

         L.        Barington Companies Investors

               (a) As of March 31, 2006, as the general partner of Barington
Companies Equity, Barington Companies Investors may be deemed the beneficial owner of 348,448 Shares owned by Barington Companies Equity.

                   Percentage: Approximately 1.2%

               (b) 1. Sole power to vote or direct vote: 348,448
                   2. Shared power to vote or direct vote: 0
                   3. Sole power to dispose or direct the disposition: 348,448
                   4. Shared power to dispose or direct the disposition: 0

               (c) Barington   Companies   Investors  did  not  enter  into  any
transactions  in the Shares in the past 60 days. The  transactions in the Shares in the past 60 days by Barington  Companies Equity,  which,  except as otherwise noted,  were all in the  open  market,  are set  forth  in  Schedule  A, and are incorporated by reference.

         M.        Barington Companies Offshore

               (a) As of March 31, 2006, Barington Companies Offshore
beneficially owned 207,936 Shares.

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 33 of 51 Pages
----------------------                                    ----------------------

                   Percentage: 0.7%

               (b) 1. Sole power to vote or direct vote: 207,936
                   2. Shared power to vote or direct vote: 0
                   3. Sole power to dispose or direct the disposition: 207,936
                   4. Shared power to dispose or direct the disposition: 0

               (c) The number of Shares acquired by Barington Companies Offshore in the past 60 days is set forth in Schedule A and is incorporated by reference.

         N.        Barington Investments

               (a) As of March 31, 2006, Barington Investments beneficially owned 212,238 Shares.

                   Percentage: 0.7%

               (b) 1. Sole power to vote or direct vote: 212,238
                   2. Shared power to vote or direct vote: 0
                   3. Sole power to dispose or direct the disposition: 212,238
                   4. Shared power to dispose or direct the disposition: 0

               (c) The number of Shares acquired by Barington Investments in the past 60 days is set forth in Schedule A and is incorporated by reference.

         O.        Barington Companies Advisors

               (a) As of March 31, 2006, as the investment  advisor of Barington
Companies Offshore and the general partner of Barington  Investments,  Barington
Companies  Advisors  may be deemed the  beneficial  owner of (i) 207,936  Shares owned by Barington Companies Offshore and (ii) 212,238 Shares owned by Barington
Investments.

                   Percentage: Approximately 1.4%

               (b) 1. Sole power to vote or direct vote: 420,174
                   2. Shared power to vote or direct vote: 0
                   3. Sole power to dispose or direct the disposition: 420,174
                   4. Shared power to dispose or direct the disposition: 0

               (c) Barington   Companies   Advisors   did  not  enter  into  any
transactions  in the Shares in the past 60 days. The  transactions in the Shares in the past 60 days by Barington  Companies Offshore and Barington  Investments,
which,  except as otherwise noted, were all in the open market, are set forth in
Schedule A, and are incorporated by reference.

         P.       Barington Capital

               (a) As of March 31,  2006,  as the  majority  member of Barington
Companies  Investors and the Managing  Member of Barington  Companies  Advisors,
Barington Capital may be deemed the beneficial owner of (i) 207,936 Shares owned

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 34 of 51 Pages
----------------------                                    ----------------------

by  Barington  Companies  Offshore,  (ii)  348,448  Shares  owned  by  Barington
Companies Equity and (iii) 212,238 Shares owned by Barington Investments.

                   Percentage: Approximately 2.6%

               (b) 1. Sole power to vote or direct vote: 768,622
                   2. Shared power to vote or direct vote: 0
                   3. Sole power to dispose or direct the disposition: 768,622
                   4. Shared power to dispose or direct the disposition: 0

               (c) Barington  Capital did not enter into any transactions in the
Shares in the past 60 days. The  transactions  in the Shares in the past 60 days
by  Barington  Companies   Offshore,  Barington  Company  Equity  and  Barington
Investments are set forth in Schedule A, and are incorporated by reference.

         Q.        LNA

               (a) As of March 31,  2006,  as the general  partner of  Barington
Capital,  LNA may be deemed the beneficial  owner of (i) 207,936 Shares owned by
Barington Companies  Offshore,  (ii) 348,448 Shares owned by Barington Companies
Equity and (iii) 212,238 Shares owned by Barington Investments.

                   Percentage: Approximately 2.6%

               (b) 1. Sole power to vote or direct vote: 768,622
                   2. Shared power to vote or direct vote: 0
                   3. Sole power to dispose or direct the disposition: 768,622
                   4. Shared power to dispose or direct the disposition: 0

               (c) LNA did not enter into any  transactions in the Shares in the past 60 days.  The  transactions  in the Shares in the past 60 days by Barington
Companies Offshore, Barington Companies Equity and Barington Investments are set
forth in Schedule A, and are incorporated by reference.

         R. Mr. Mitarotonda

               (a) As of March 31, 2006, as the sole stockholder and director of
LNA Capital Corp.,  Mr.  Mitarotonda  may be deemed the beneficial  owner of (i)
348,448 Shares owned by Barington Companies Equity, (ii) 207,936 Shares owned by
Barington  Companies  Offshore  and  (iii)  212,238  Shares  owned by  Barington
Investments. Mr. Mitarotonda disclaims beneficial ownership of such Shares.

                   Percentage: Approximately 2.6%

               (b) 1. Sole power to vote or direct vote: 768,622
                   2. Shared power to vote or direct vote: 0
                   3. Sole power to dispose or direct the disposition: 768,622
                   4. Shared power to dispose or direct the disposition: 0

               (c) Mr.  Mitarotonda  did not enter into any  transactions in the
Shares in the past 60 days. The  transactions  in the Shares in the past 60 days
by  Barington  Companies  Offshore,   Barington  Company  Equity  and  Barington
Investments are set forth in Schedule A, and are incorporated by reference.

                   The  Reporting  Persons do not  believe  that  certain of the foregoing  information  is  called  for by the  Items  of  Schedule  13D and are disclosing it for supplemental informational purposes only.

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 35 of 51 Pages
----------------------                                    ----------------------

Item 6.            CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                   WITH RESPECT TO SECURITIES  OF  THE ISSUER.

                   On  April  3,  2006,  Starboard,  Parche,  RCG  Ambrose,  RCG
Halifax, Ramius Master, Admiral Advisors,  Ramius Advisors, Ramius Capital, C4S,
Mr. Cohen, Mr. Solomon,  Mr. Stark,  Mr. Strauss,  Barington  Companies  Equity,
Barington  Companies   Investors,   Barington   Companies  Offshore,   Barington
Investments,  Barington  Companies  Advisors,  Barington  Capital,  LNA  and Mr.
Mitarotonda,   entered  into  a  Joint  Filing   Agreement  (the  "Joint  Filing
Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the  securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

                  Barington  Capital or one or more of its affiliates  expect to receive from  Starboard  and Parche a fee with respect to certain  profits those entities  may derive  from their  investment  in the  Shares of the  Issuer.  An agreement  between the parties  with respect to the  foregoing  has not yet been formalized.

                  Other than as described herein, there are no contracts,
arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.            MATERIAL TO BE FILED AS EXHIBITS.

                   1.      Joint  Filing   Agreement  by  and  among  Starboard,
                           Parche,  RCG  Ambrose,  RCG Halifax,  Ramius  Master,
                           Admiral  Advisors,  Ramius Advisors,  Ramius Capital,
                           C4S, Mr. Cohen, Mr. Solomon,  Mr. Stark, Mr. Strauss,
                           Barington   Companies  Equity,   Barington  Companies
                           Investors,  Barington Companies  Offshore,  Barington
                           Investments,  Barington Companies Advisors, Barington
                           Capital, LNA and Mr. Mitarotonda dated April 3, 2006.

                   2.      Power of  Attorney  for  Peter A.  Cohen,  Morgan  B.
                           Stark,  Thomas W.  Strauss  and  Jeffrey M.  Solomon,
                           dated March 11, 2005.

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 36 of 51 Pages
----------------------                                    ----------------------

                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 3, 2006

STARBOARD VALUE AND OPPORTUNITY            RAMIUS MASTER FUND, LTD
MASTER FUND LTD.                           By: Ramius Advisors, LLC
                                             its investment manager
PARCHE, LLC                                By: Ramius Capital Group, L.L.C.
By: Admiral Advisors, LLC, its               its managing member
  managing member
                                           ADMIRAL ADVISORS, LLC
RCG AMBROSE MASTER FUND, LTD.              By: Ramius Capital Group, L.L.C.,
By: Ramius Capital Group, L.L.C.,            its managing member
  its investment manager
By: C4S & Co., L.L.C.,                     RAMIUS ADVISORS, LLC
  its managing member                      By: Ramius Capital Group, L.L.C.,
                                             its managing member

RCG HALIFAX FUND, LTD.                     RAMIUS CAPITAL GROUP, L.L.C.
By: Ramius Capital Group, L.L.C.,          By: C4S & Co., L.L.C.,
  its investment manager                     as managing member
By: C4S & Co., L.L.C.,
  its managing member

C4S & CO., L.L.C.

By: /s/ Jeffrey M. Solomon
   ---------------------------
   Name: Jeffrey M. Solomon
   Title: Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon
   ---------------------------

Individually and as attorney-in-fact
for Peter A. Cohen, Morgan B. Stark
and Thomas W. Strauss

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 37 of 51 Pages
----------------------                                    ----------------------

BARINGTON COMPANIES EQUITY PARTNERS, L.P.
By:     Barington Companies Investors, LLC,
        its general partner

By: /s/ James A. Mitarotonda
    --------------------------------
Name:   James A. Mitarotonda
Title:  Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda
    --------------------------------
Name:   James A. Mitarotonda
Title:  Managing Member

/s/ James A. Mitarotonda
------------------------------------
James A. Mitarotonda

BARINGTON COMPANIES OFFSHORE FUND, LTD. (BVI)

By: /s/ James A. Mitarotonda
    --------------------------------
Name:   James A. Mitarotonda
Title:  President

BARINGTON INVESTMENTS, L.P.
By:     Barington Companies Advisors, LLC,
        its general partner

By: /s/ James A. Mitarotonda
    --------------------------------
Name:   James A. Mitarotonda
Title:  Authorized Signatory

BARINGTON COMPANIES ADVISORS, LLC

By: /s/ James A. Mitarotonda
    --------------------------------
Name:   James A. Mitarotonda
Title:  Authorized Signatory

BARINGTON CAPITAL GROUP, L.P.
By:  LNA Capital Corp., its general
     partner

By: /s/ James A. Mitarotonda
    --------------------------------
Name:   James A. Mitarotonda
Title:   President and Chief Executive Officer

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 38 of 51 Pages
----------------------                                    ----------------------

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda
    --------------------------------
Name:   James A. Mitarotonda
Title:  President and Chief Executive Officer

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 39 of 51 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days

Shares of Common Stock              Price Per                       Date of
  Purchased / (Sold)                 Share($)                    Purchase / Sale
  ------------------                 --------                    ---------------

                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

      (58,800)                       34.4000                           3/08/06
      (58,800)                       34.4000                           3/08/06
      (40,942)                       36.4429                           3/31/06

                                   PARCHE, LLC

       11,200)                       34.4000                           3/08/06
       11,200)                       34.4000                           3/08/06
        4,872*                       34.8579                           3/31/06
       22,556)                       36.4429                           3/31/06

                          RCG AMBROSE MASTER FUND, LTD.

        9,100                        34.4000                           3/08/06
        9,100                        34.7898                           3/21/06
        1,300                        34.6900                           3/23/06
       38,350                        34.8734                           3/24/06
       13,000                        34.8500                           3/24/06
          650                        34.8000                           3/24/06
        2,288                        34.4500                           3/29/06
       (8,417)                       36.4429                           3/31/06

                             RCG HALIFAX FUND, LTD.

        9,800                        34.4000                           3/08/06
        9,800                        34.7898                           3/21/06
        1,400                        34.6900                           3/23/06

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 40 of 51 Pages
----------------------                                    ----------------------

       14,000                        34.8500                           3/24/06
       41,300                        34.8734                           3/24/06
          700                        34.8000                           3/24/06
        2,464                        35.4500                           3/29/06
      (9,065)                        36.4429                           3/31/06

                            RAMIUS MASTER FUND, LTD.

       35,700                        34.4000                           3/08/06
       35,700                        34.7898                           3/21/06
        5,100                        34.6900                           3/23/06
       51,000                        34.8500                           3/24/06
      150,450                        34.8734                           3/24/06
        2,550                        34.8000                           3/24/06
        8,976                        35.4500                           3/29/06
     (33,020)                        36.4429                           3/31/06

                    BARINGTON COMPANIES EQUITY PARTNERS, L.P.

     (38,250)                        36.4430                           3/31/06

                     BARINGTON COMPANIES OFFSHORE FUND, LTD.

     (22,950)                        36.4430                           3/31/06

                           BARINGTON INVESTMENTS, L.P.

     (23,800)                        36.4430                           3/31/06

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 41 of 51 Pages
----------------------                                    ----------------------

                                   SCHEDULE B

   DIRECTORS AND OFFICERS OF STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

Name and Position      Principal Occupation             Principal Business Address
-----------------      --------------------             --------------------------

Mark Mitchell          Managing Director of Ramius      666 Third Avenue
Director               Capital Group, L.L.C.            26th Floor
                                                        New York, New York 10017

Jeffrey M. Solomon     Managing Member of C4S & Co.,    666 Third Avenue
Director               L.L.C., which is the Managing    26th Floor
                       Member of Ramius Capital         New York, New York 10017
                       Group, L.L.C.

CFS Company Ltd.       Nominee Company registered       c/o Citco Fund Services
Director               with Cayman Islands Monetary     (Cayman Islands) Limited
                       Authority and is affiliated      Corporate Center
                       with Administrator of the Fund   West Bay Road
                                                        Grand Cayman, Cayman Islands
                                                        British West Indies

CSS Corporation Ltd.   Affiliate of the Administrator   c/o Citco Fund Services
Secretary              of the Fund                      (Cayman Islands) Limited
                                                        Corporate Center
                                                        West Bay Road
                                                        Grand Cayman, Cayman Islands
                                                        British West Indies

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 42 of 51 Pages
----------------------                                    ----------------------

             DIRECTORS AND OFFICERS OF RCG AMBROSE MASTER FUND, LTD.

Name and Position      Principal Occupation             Principal Business Address
-----------------      --------------------             --------------------------

Mark Mitchell          Managing Director of Ramius      666 Third Avenue
Director               Capital Group, L.L.C.            26th Floor
                                                        New York, New York 10017

Morgan B. Stark        Managing Member of C4S & Co.,    666 Third Avenue
Director               L.L.C., which is the Managing    26th Floor
                       Member of Ramius Capital         New York, New York 10017
                       Group, L.L.C.

CFS Company Ltd.       Nominee Company registered       c/o Citco Fund Services
Director               with Cayman Islands Monetary     (Cayman Islands) Limited
                       Authority and is affiliated      Corporate Center
                       with Administrator of the Fund   West Bay Road
                                                        Grand Cayman, Cayman Islands
                                                        British West Indies

CSS Corporation Ltd.   Affiliate of the Administrator   c/o Citco Fund Services
Secretary              of the Fund                      (Cayman Islands) Limited
                                                        Corporate Center
                                                        West Bay Road
                                                        Grand Cayman, Cayman Islands
                                                        British West Indies

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 43 of 51 Pages
----------------------                                    ----------------------

                DIRECTORS AND OFFICERS OF RCG HALIFAX FUND, LTD.

Name and Position      Principal Occupation             Principal Business Address
-----------------      --------------------             --------------------------

Morgan B. Stark        Managing Member of C4S & Co.,    666 Third Avenue
Director               L.L.C., which is the Managing    26th Floor
                       Member of Ramius Capital Group,  New York, New York 10017
                       L.L.C.

Jeffrey M. Solomon     Managing Member of C4S & Co.,    666 Third Avenue
Director               L.L.C., which is the Managing    26th Floor
                       Member of Ramius Capital Group,  New York, New York 10017
                       L.L.C.

CFS Company Ltd.       Nominee Company registered with  c/o Citco Fund Services
Director               Cayman Islands Monetary          (Cayman Islands) Limited
                       Authority  and is affiliated     Corporate Center
                       with  Administrator of the Fund  West Bay Road
                                                        Grand Cayman, Cayman Islands
                                                        British West Indies

CSS Corporation Ltd.   Affiliate of the Administrator   c/o Citco Fund Services
Secretary              of the Fund                      (Cayman Islands) Limited
                                                        Corporate Center
                                                        West Bay Road
                                                        Grand Cayman, Cayman Islands
                                                        British West Indies

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 44 of 51 Pages
----------------------                                    ----------------------

               DIRECTORS AND OFFICERS OF RAMIUS MASTER FUND, LTD.

Name and Position      Principal Occupation             Principal Business Address
-----------------      --------------------             --------------------------

Morgan B. Stark        Managing Member of C4S & Co.,    666 Third Avenue
Director               L.L.C., which is the Managing    26th Floor
                       Member of Ramius Capital Group,  New York, New York 10017

Marran Ogilvie         General Counsel of Ramius        666 Third Avenue
Director               Capital Group, L.L.C.            26th Floor
                                                        New York, New York 10017

CFS Company Ltd.       Nominee Company registered       c/o Citco Fund Services
Director               with Cayman Islands Monetary     (Cayman Islands) Limited
                       Authority and is affiliated      Corporate Center
                       with Administrator of the Fund   West Bay Road
                                                        Grand Cayman, Cayman Islands
                                                        British West Indies

CSS Corporation Ltd.   Affiliate of the Administrator   c/o Citco Fund Services
Secretary              of the Fund                      (Cayman Islands) Limited
                                                        Corporate Center
                                                        West Bay Road
                                                        Grand Cayman, Cayman Islands
                                                        British West Indies

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 45 of 51 Pages
----------------------                                    ----------------------

     DIRECTORS AND OFFICERS OF BARINGTON COMPANIES OFFSHORE FUND, LTD. (BVI)

Name and Position         Principal Occupation           Principal Business Address
-----------------         --------------------           --------------------------

James A. Mitarotonda      Chairman of Barington Capital  888 Seventh Avenue
Director and President    Group, L.P.                    17th Floor
                                                         New York, New York 10019

Sebastian E. Cassetta     Executive Vice President and   888 Seventh Avenue
Director                  Chief Operating Officer of     17th Floor
                          Barington Capital Group, L.P.  New York, New York 10019

Jonathan Clipper          Managing Director of Bedford   7 Reid  Street, Suite 108
Director                  Management Ltd.                Hamilton HM11, Bermuda

Graham Cook               Director/Manager, Corporate    Bison Court
Director                  Services of Byson Financial    P.O. Box 3460
                          Services, Ltd.                 Road Town, Tortola
                                                         British Virgin Islands

Forum Fund Services, Ltd. Fund Administration            Washington Mall 1, 3rd Floor
Secretary                                                22 Church Street
                                                         Hamilton HM11, Bermuda

Melvyn Brunt              Chief Financial Officer of     888 Seventh Avenue
Treasurer                 Barington Capital Group, L.P.  17th Floor
                                                         New York, New York 10019

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 46 of 51 Pages
----------------------                                    ----------------------

                          OFFICERS OF LNA CAPITAL CORP.

Name and Position      Principal Occupation             Principal Business Address
-----------------      --------------------             --------------------------

James A. Mitarotonda    Chairman of Barington Capital   888 Seventh Avenue
President and CEO       Group, L.P.                     17th Floor
                                                        New York, New York 10019

Sebastian E. Cassetta   Executive Vice President and    888 Seventh Avenue
Secretary               Chief Operating Officer of      17th Floor
                        Barington Capital Group, L.P.   New York, New York 10019

Melvyn Brunt            Chief Financial Officer of      888 Seventh Avenue
Treasurer               Barington Capital Group, L.P.   17th Floor
                                                        New York, New York 10019

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 47 of 51 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

                     Exhibit                                            Page
                     -------                                            ----

1.       Joint Filing Agreement by and among Starboard,
         Parche,  RCG  Ambrose,  RCG  Halifax,   Ramius
         Master,  Admiral  Advisors,  Ramius  Advisors,
         Ramius Capital,  C4S, Mr. Cohen,  Mr. Solomon,
         Mr. Stark,  Mr. Strauss,  Barington  Companies                48 to 50
         Equity,    Barington   Companies    Investors,
         Barington   Companies   Offshore,    Barington
         Investments,   Barington  Companies  Advisors,
         Barington  Capital,  LNA and Mr.  Mitarotonda,
         dated April 3, 2006.

2.       Power of Attorney  for Peter A. Cohen,  Morgan
         B.  Stark,  Thomas W.  Strauss  and Jeffrey M.
         Solomon, dated March 11, 2005.                                  51

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 48 of 51 Pages
----------------------                                    ----------------------

                             JOINT FILING AGREEMENT

                   In accordance with Rule 13d-1(k)(1)(iii) under the Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement  on Schedule  13D dated April 3,
2006 (including  amendments thereto) with respect to the Common Stock of Stewart
& Stevenson  Services  Inc.  This Joint  Filing  Agreement  shall be filed as an
Exhibit to such Statement.

Dated:   April 3, 2006

STARBOARD VALUE AND OPPORTUNITY            RAMIUS MASTER FUND, LTD
MASTER FUND LTD.                           By: Ramius Advisors, LLC
                                             its investment manager
PARCHE, LLC                                By: Ramius Capital Group, L.L.C.
By: Admiral Advisors, LLC, its               its managing member
  managing member
                                           ADMIRAL ADVISORS, LLC
RCG AMBROSE MASTER FUND, LTD.              By: Ramius Capital Group, L.L.C.,
By: Ramius Capital Group, L.L.C.,            its managing member
  its investment manager
By: C4S & Co., L.L.C.,                     RAMIUS ADVISORS, LLC
  its managing member                      By: Ramius Capital Group, L.L.C.,
                                             its managing member

RCG HALIFAX FUND, LTD.                     RAMIUS CAPITAL GROUP, L.L.C.
By: Ramius Capital Group, L.L.C.,          By: C4S & Co., L.L.C.,
  its investment manager                     as managing member
By: C4S & Co., L.L.C.,
  its managing member

C4S & CO., L.L.C.

By: /s/ Jeffrey M. Solomon
   ---------------------------
   Name: Jeffrey M. Solomon
   Title: Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon
------------------------------

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 49 of 51 Pages
----------------------                                    ----------------------

BARINGTON COMPANIES EQUITY PARTNERS, L.P.
By:     Barington Companies Investors, LLC,
        its general partner

By: /s/ James A. Mitarotonda
    --------------------------------
Name:   James A. Mitarotonda
Title:  Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda
    --------------------------------
Name:   James A. Mitarotonda
Title:  Managing Member

/s/ James A. Mitarotonda
------------------------------------
James A. Mitarotonda

BARINGTON COMPANIES OFFSHORE FUND, LTD. (BVI)

By: /s/ James A. Mitarotonda
    --------------------------------
Name:   James A. Mitarotonda
Title:  President

BARINGTON INVESTMENTS, L.P.
By:     Barington Companies Advisors, LLC,
        its general partner

By: /s/ James A. Mitarotonda
    --------------------------------
Name:   James A. Mitarotonda
Title:  Authorized Signatory

BARINGTON COMPANIES ADVISORS, LLC

By: /s/ James A. Mitarotonda
    --------------------------------
Name:   James A. Mitarotonda
Title:  Authorized Signatory

BARINGTON CAPITAL GROUP, L.P.
By:  LNA Capital Corp., its general
     partner

By: /s/ James A. Mitarotonda
    --------------------------------
Name:   James A. Mitarotonda
Title:  President and Chief Executive Officer

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 50 of 51 Pages
----------------------                                    ----------------------

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda
    --------------------------------
Name:   James A. Mitarotonda
Title:  President and Chief Executive Officer

----------------------                                    ----------------------
CUSIP No. 860342104                   13D                    Page 51 of 51 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

      The undersigned hereby appoints Peter A. Cohen, Morgan B. Stark, Thomas W.
Strauss and Jeffrey M. Solomon, or any of them, his true and lawful attorney-in fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto and any related documentation which may be required to be filed in his individual capacity as a result of the undersigned's beneficial ownership of, or participation in a group with respect to, securities directly or indirectly beneficially owned by Ramius
Capital Group, LLC or any of its affiliates, and granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of Peter A. Cohen, Morgan B. Stark,
Thomas W. Strauss and Jeffrey M. Solomon, or any of them, under this Power of
Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule 13Ds or Schedule 13Gs unless revoked earlier in writing.

Date: March 11, 2005

                       /s/ Peter A. Cohen
                       ---------------------------
                       Peter A. Cohen

                       /s/ Morgan B. Stark
                       ---------------------------
                       Morgan B. Stark

                       /s/ Jeffrey M. Solomon
                       ---------------------------
                       Jeffrey M. Solomon

                       /s/ Thomas W. Strauss
                       ---------------------------
                       Thomas W. Strauss